Exhibit 99.1 Decisions on the sale of Assets of Shinhan Card

On February 22, 2024, the board of directors of Shinhan Card, our wholly-owned credit card subsidiary, resolved to enter into the contract on the sale of long-term car rental business assets. The key details of the sale are as follows:

- Contract Counterparty: Lotte Rental

- Assets to be acquired: Long-term car rental business

- Sale Price: up to KRW 180 billion

- Contract Date: By the end of March, 2024

- Decision Date: February 22, 2024

- Other considerations

- The above assets to be sold will be recorded as securities measured at amortized cost or lease assets in a statement of financial position and relevant revenues will be recognized as other operating income in an income statement.

- The above ‘Sale Price’ is the maximum price for the sale and may vary depending on several conditions including customers’ consent rate.

- The above ‘Decision Date’ is the resolution date of Shinhan Card’s board of directors.

- The contract terms are subject to change in due course and Shinhan Financial Group will make further disclosures in the event of material changes to the above contract.